CUS_DocIDbChkLibDB0CUS_DocIDbchkClientNumber0CUS_DocIDbchkMatterNumber0CUS_
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PAGE ONLYCUS_DocIDSaveAsNOND DocID4844-4369-5616CUS_DocIDString4844-4369-5616\1

As filed with the Securities and Exchange Commission on July 31, 2003 Registration No. 333-


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-8
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                              DATA I/O CORPORATION
             (Exact name of registrant as specified in its charter)

  Washington                                           91-0864123
  ----------                                           ----------
 (State or other jurisdiction of           (I.R.S. Employer Identification No.)
  incorporation or organization)

                            10525 Willows Road N.E.
                            Redmond, Washington 98052
                     Address of Principal Executive Offices

DATA I/O CORPORATION 1982 EMPLOYEE STOCK PURCHASE PLAN, AS AMENDED AND RESTATED
                            (Full title of the plan)

                                     Joel S. Hatlen
                                10525 Willows Road N.E.
                            Redmond, Washington 98052
                     (Name and address of agent for service)

                                     (425) 881-6444
             (Telephone number, including area code, of agent for service)

                         CALCULATION OF REGISTRATION FEE

 =================================================================================================================================
                                                                 Proposed Maximum        Proposed Maximum
      Title of Each Class of               Amount to            Offering Price Per      Aggregate Offering         Amount of
    Securities to be Registered          be Registered               Share(1)                  Price          Registration Fee(1)
 ---------------------------------------------------------------------------------------------------------------------------------
 Common Stock Without Par Value          300,000 shares               $3.325                 $997,500               $80.70
 =================================================================================================================================

(1) The proposed maximum offering price per share and the registration fee were calculated in accordance with rule 457(c) and (h) based on the average of the high and low prices for shares of the registrant's common stock on July 28, 2003, as quoted by Nasdaq SmallCap Market, which was $3.325 per share.

Pursuant to Rule 429, the documents constituting a prospectus with respect to this Registration Statement constitute a combined prospectus which also relates to the Company's Form S-8 shares issuable under certain other plans, which shares were previously registered under Registration Statements Nos. 333-20657, 33-26472, 33-42010, 33-66824, 33-95608 and 333-81986.

                        Page 1 of 5 pages. Exhibit Index
                               begins at page 5

                      REGISTRATION OF ADDITIONAL SECURITIES

Pursuant to General Instruction E, this Registration Statement on Form S-8 is filed by Data I/O Corporation (the "Company") to register additional securities under the Data I/O Corporation 1982 Employee Stock Purchase Plan, as amended and restated (the "Plan"), covered by the Company's Registration Statements on Form S-8 (Nos. 333-20657, 33-26472, 33-42010, 33-66824, 33-95608 and 333-81986). The
additional securities are to be issued pursuant to an amendment to the Plan approved by the Company's Board of Directors on February 6, 2003 and by the Company's shareholders on May 20, 2003. Registration Statement Nos. 333-20657, 33-26472, 33-42010, 33-66824, 33-95608 and 333-81986 are incorporated herein by reference.

Item 8.  Exhibits.

Exhibit Number   Exhibit
4.1              Data I/O Corporation 1982 Employee Stock Purchase Plan, as
                 amended and restated
5.1              Opinion of Dorsey & Whitney LLP
23.1             Consent of Grant Thornton, Independent Auditors
23.2             Consent of Dorsey & Whitney LLP (Included in Exhibit 5.1)
24.1             Power of Attorney (See signature pages of this Registration
                 Statement)

                                   Signatures

The Registrant. Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Redmond, Washington, on July 31, 2003.

                                       DATA I/O CORPORATION


                                       By:/s/ Joel S. Hatlen
                                       -------------------------------------
                                       Joel S. Hatlen
                                       Vice President, Chief Financial Officer,
                                       Secretary and Treasurer

                                Power of Attorney

Each person whose signature appears below constitutes and appoints each of Fredrick R. Hume and Joel S. Hatlen as his or her attorney-in-fact and agent, with the full power of substitution and resubstitution, for them in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


Signature              Title                               Date
                                                           July 24, 2003
/s/ Fredrick R. Hume   Chief Executive Officer,
 Fredrick R. Hume      President and a director
                       (Principal Executive Officer)


/s/ Joel S. Hatlen     Vice President of Finance,          July 24, 2003
 Joel S. Hatlen        Chief Financial Officer,
                       Secretary and Treasurer
                       (Principal Financial Officer and Accounting


/s/ Glen F. Ceiley         Director                        July 24, 2003
Glen F. Ceiley


/s/ Daniel A. DiLeo        Director                        July 24, 2003
Daniel A. DiLeo


/s/ Paul A. Gary           Director                        July 24, 2003
Paul A. Gary


/s/ Edward D. Lazowska     Director                        July 24, 2003
Edward D. Lazowska


/s/ Steven M. Quist        Director                        July 24, 2003
Steven M. Quist

                                  Exhibit Index


Exhibit        Exhibit                                                  Page
Number
4.1            Data I/O Corporation 1982 Employee Stock Purchase Plan,    6
               as amended and restated
5.1            Opinion of Dorsey & Whitney LLP                           10
23.1           Consent of Grant Thornton, Independent Audit              11
23.2           Consent of Dorsey & Whitney LLP (Included in Exhibit 5.1)
24.1           Power of Attorney (See signature pages of this Registration
               Statement)

Exhibit 4.1
                              DATA I/O CORPORATION
                        1982 EMPLOYEE STOCK PURCHASE PLAN
                       AMENDED AND RESTATED APRIL 17, 2003

     1.1      Purpose

     This 1982 Employee Stock Purchase Plan (the "Plan") is intended as an incentive and to encourage stock ownership by all eligible employees of Data I/O Corporation (the "Company") and participating subsidiaries so that they may share in the fortunes of the Company by acquiring or increasing their proprietary interest in the Company. The Plan is designed to encourage eligible employees to remain in the employ of the Company. It is intended that options issued pursuant to this Plan shall constitute options issued pursuant to an "employee stock purchase plan" within the meaning of Section 423 of the 1986 Internal Revenue Code as amended (the "Code").

     1.2      Eligible Employees

     All regular, full-time employees of the Company or any of its participating subsidiaries shall be eligible to receive options under this Plan to purchase the Company's common stock, no par value (the "Common Stock") (except employees in countries whose laws make participating impractical). For purposes of this Plan, the term employee shall include all employees of the Company or any of its participating subsidiaries other than persons whose customary employment is twenty (20) hours or less per week or not more than five (5) months per year. Persons who are employees on the August 1 next following the date that this Plan is approved by the stockholders of the Company shall receive their options as of such August 1. Persons who become eligible to participate in the Plan after the date on which the initial options are granted hereunder shall be granted options on the next date on which options are granted to all eligible employees. In no event may an employee participate in this Plan if such employee, immediately after the option is granted, owns stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or of its parent corporation or subsidiary corporation, as the terms "parent corporation" and "subsidiary corporation" are defined in Section 425 (e) and (f) of the Code. For purposes of determining stock ownership under this paragraph, the rules of Section 425(d) of the Code shall apply and stock which the employee may purchase under outstanding options shall be treated as stock owned by the employee.

     1.3      Stock Subject to the Plan

     The stock subject to the options shall be shares of the Company's authorized but unissued Common Stock or shares of Common Stock reacquired by the Company including shares purchased in the open market. The aggregate number of shares which may be issued pursuant to the Plan is two million one hundred fifty thousand (2,150,000), subject to increase or decrease by reason of stock split-ups, reclassifications, stock dividends, changes in par value and the like.

     1.4      Payment Periods and Stock Options

     The period during which payroll deductions will accumulate under the Plan shall be six (6) months (the "Payment Period") and there shall be two (2) such Payment Periods in each calendar year, commencing August 1 and February 1 and terminating on January 31 and July 31 of each year, respectively. Each Payment Period includes only regular pay days falling within it.

     On the first business day of each Payment Period, the Company will grant to each eligible employee who is then a participant in the Plan an option to purchase on the last day of such Payment Period at the option price hereinafter provided such number of full shares of the Common Stock of the Company, reserved for the purpose of the Plan, as his or her accumulated payroll deductions on the last day of such Payment Period will pay for at such option price; provided and on condition that such employee remains eligible to participate in the Plan throughout such Payment Period; and provided further, that the maximum number of shares granted to any eligible employee hereunder in any Payment Period shall not exceed two (2) times the number of full shares of Common Stock as such employee's accumulated payroll deductions would pay for on the exercise date assuming an exercise price equal to eighty-five percent (85%) of the fair market value of the Company's Common Stock on the first day of such Payment Period. The option price for each Payment Period shall be the lesser of (i) eighty five percent (85%) of the fair market value of the Company's Common Stock on the first business day of the Payment Period; or (ii) eighty five percent (85%) of the fair market value of the Company's Common Stock on the last business day of the Payment Period (the "Option Price"). In the event of an increase or decrease in the number of outstanding shares of Common Stock of the Company through stock split-ups, reclassifications, stock dividends, changes in par value and the like, an appropriate adjustment shall be made in the number of shares and Option Price per share provided for under the Plan, either by a proportionate increase in the number of shares and a proportionate decrease in the Option Price per share, or by a proportionate decrease in the number of shares and a proportionate increase in the Option Price per share, as may be required to enable an eligible employee who is then a participant in the Plan as to whom an option is exercised on the last day of any then current Payment Period to acquire such number of full shares as his accumulated payroll deductions on such date will pay for at the adjusted Option Price.

     For purposes of this Plan the term "fair market value" on any given day means: (i) if the Common Stock is listed on a national securities exchange, the average of the high and low prices of the Common Stock of the Company on such exchange or such other national securities exchange as shall be designated by the Board of Directors; or (ii) if the Common Stock is traded in the over-the-counter securities market, the last sale price of the Common Stock as quoted by NASDAQ National Market or SmallCap Market System or, if the Common Stock is not quoted in the National Market System, the mean between the closing bid and asked prices of the Common Stock as quoted by NASDAQ.

     For purposes of this Plan the term "business day" as used herein means a day on which there is trading on any national securities exchange as shall be designated by the Board of Directors pursuant to the preceding paragraph.

     No employee shall be granted an option which permits his or her rights to purchase Common Stock under the Plan and any similar plans of the Company or any parent or subsidiary corporations to accrue at a rate which exceeds twenty five thousand dollars ($25,000) of fair market value of such stock (determined at the time such option is granted) for each calendar year which such option is outstanding at any time. The purpose of the limitation in the preceding sentence is to comply with Section 423(b)(8) of the Code.

     1.5      Exercise of Option

     Each eligible employee who continues to be a participant in the Plan on the last business day of a Payment Period shall be deemed to have exercised his or her option on such date and shall be deemed to have purchased from the Company such number of full shares of Common Stock reserved for the purpose of the Plan as his or her accumulated payroll deductions on such date will pay for at such Option Price. If a participant is not an employee on the last business day of a Payment Period, such participant shall not be entitled to exercise his or her option.

     1.6      Unused Payroll Deductions

     Only full shares of Common Stock may be purchased. Any balance remaining in an employee's account after a purchase will be reported to the employee and will be carried forward to the next Payment Period.

     1.7      Authorization for Entering Plan

     An employee may enter the Plan by filling out, signing and delivering to the Corporate Secretary's office an authorization (the "Authorization"):

     (a) specifying the exact payroll deduction;

     (b) authorizing the purchase of stock in each Payment Period in accordance with the terms of the Plan; and

     (c) specifying the exact name in which stock purchased is to be issued as provided under 1.11 hereof.

     Such Authorization must be received by the Corporate Secretary's office at least ten (10) days before the beginning date of such next succeeding Payment Period.

     Unless an employee files a new Authorization or withdraws from the Plan, his deductions and purchases under the Authorization on file will continue so long as the Plan remains in effect.

     All payroll deductions made for an employee shall be deposited in the Company's general corporate account and shall not bear interest. An employee may not make any separate cash payment into such account and may reduce the amount of the deduction once during the Payment Period (see Section 1.9). The Company will maintain complete records showing the amount of payroll deductions of each employee.

     1.8      Maximum Amount of Payroll Deductions

     An employee may authorize payroll deductions in any whole dollar amount up to but not more than ten percent (10%) of his or her regular base pay, provided, however, that the minimum deduction in respect of any payroll period shall be five dollars ($5.00) (or such lesser amount as the Committee shall establish).

     The base pay of each Participant for each payroll period is the regular straight time compensation earned during such payroll period, before any deductions or withholdings, but excluding overtime, bonuses, amount paid as reimbursement of expenses and other additional compensation.

    1.9      Change in Payroll Deductions

    Deductions  may  be  decreased  only  once  in  a  Payment  Period.  A   new
Authorization will be required and must be received in the Corporate Secretary's office no later than six (6) days prior to the individual's pay date.

    1.10     Withdrawal from the Plan

    An employee may withdraw from the Plan, in whole but not in part, at any time prior to the last business day of each Payment Period by delivering a Withdrawal Notice to the Corporate Secretary's office, in which event the Company will refund the entire balance of his or her deductions not theretofore used to purchase stock under the Plan within thirty (30) days following receipt of the Withdrawal Notice.

     An employee who withdraws from the Plan will be treated like an employee who has never entered the Plan. To re-enter, an employee must file a new
Authorization at least ten (10) days before the beginning date of the next Payment Period which cannot, however, become effective before the beginning of the next Payment Period following withdrawal.

     1.11     Issuance of Stock

     Certificates for stock issued to participants, or to a broker for benefit of participants, will be delivered as soon as practicable after each Payment Period.

     Stock purchased under the Plan will be issued only in the name of the employee, or if the Authorization so specifies, in the name of the employee and another person of legal age as joint tenants with rights of survivorship.

     In order to obtain the tax treatment provided by the Code for employee stock purchase plans within the meaning of Section 423 of the Code, the shares of stock received after the end of each Payment Period may not be sold by the employee until after a date which is the later of two (2) years from the date that the option to purchase such shares is granted (pursuant to Section 1.4 hereof) and one (1) year from the date that the shares are transferred to the employee. Sale or other disposition of such shares prior to such date may give rise to federal income tax and Federal Insurance Contribution Act ("FICA") withholding obligations on the part of the Company. Accordingly, if certificates representing shares are issued to employees upon exercise of options granted hereunder, they will bear a legend restricting transfer prior to such date, unless the employee shall have reimbursed the Company for any federal income tax and FICA withholding obligations arising out of the transaction.

     1.12     No Transfer or Assignment of Employee's Rights

     An employee's rights under the Plan are the employee's alone and may not be transferred or assigned to, or availed of by, any other person. Any option granted to an employee may be exercised only by such employee.

     1.13     Termination of Employee's Rights

     An employee's rights under the Plan will terminate when he ceases to be an employee because of resignation, retirement, lay-off, discharge, or change of status. A Withdrawal Notice will be considered as having been received from the employee on the day his or her employment ceases, and all payroll deductions not used will be refunded.

     If an employee's employment shall be terminated by reason of death or disability prior to the end of the current Payment Period, the employee (his or her designated beneficiary, in the event of his death, or if none, his or her legal representative) shall have the right, within ninety (90) days thereafter, to elect to have the balance in his or her account either refunded in cash or applied at the end of the current Payment Period toward the purchase of Common Stock.

     1.14     Termination and Amendments to Plan

     The Plan may be terminated at any time by the Company's Board of Directors. It will terminate in any case when all or substantially all of the unissued shares of Common Stock reserved for the purpose of the Plan have been purchased. If at any time shares of stock reserved for the purposes of the Plan remain available for purchase but not in sufficient number to satisfy all then unfilled purchase requirements, the available shares shall be apportioned among participants in proportion to their options and the Plan shall terminate. Upon such termination or any other termination of the Plan, all payroll deductions not used to purchase stock will be refunded.

     The Board of Directors also reserves the right to amend the Plan from time to time, in any respect, provided, however, that no amendment shall be effective without prior approval of the stockholders, which would (a) except as provided in Paragraphs 1.3 and 1.4, increase the number of shares of Common Stock to be offered above or (b) change the class of employees eligible to receive options under the Plan.

     1.15     Limitations on Sale of Stock Purchased Under the Plan

     The Plan is intended to provide Common Stock for investment and not for resale. The Company does not, however, intend to restrict or influence any employee in the conduct of his own affairs. An employee may, therefore, sell stock purchased under the Plan at any time, provided, however, that because of certain Federal tax requirements, each employee will agree by signing the Authorization to promptly give the Company notice of any such stock disposed of within one (1) year after the date of the last day of the Payment Period during which the stock was purchased indicating the number of such shares disposed. The employee assumes the risk of any market fluctuations in the price of such stock.

     1.16     Company's Payment of Expenses Related to the Plan

     The Company will bear all costs of administering and carrying out the Plan.

     1.17     Participating Subsidiaries

     The term "participating subsidiaries" shall mean any subsidiary of the Company which is designated by the Board of Directors to participate in the Plan. The Board of Directors shall have the power to make such designation before or after the Plan is approved by the stockholders.

     1.18     Administration of the Plan

     The Plan shall be administered by a committee appointed by the Board of Directors of the Company (the "Committee"). The Committee shall consist of not less than three (3) members of the Company's Board of Directors. The Board of Directors may from time to time remove members from, or add members to, the Committee. Vacancies on the Committee, however caused, shall be filled by the Board of Directors. The Committee shall select one of its members as Chairman, and shall hold meetings at such times and places as it may determine. Acts by a majority of the Committee, or acts reduced to or approved in writing by a majority of the members of the Committee, shall be the valid acts of the Committee. No member of the Committee shall be eligible to participate in the Plan while serving as a member of the Committee.

     The interpretation and construction by the Committee of any provisions of the Plan or of any option granted under it shall be final unless otherwise determined by the Board of Directors. The Committee may from time to time adopt such rules and regulations for carrying out the Plan as it may deem best. No member of the Board of Directors or the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any option granted under it.

     1.19     Optionees Not Stockholders

     Until such time as the applicable Common Stock is actually purchased by and issued to an employee pursuant to the Plan, no employee shall be considered a shareholder or have shareholder rights merely by reason of tendering to the Company an Authorization and, therefore, instituting payroll deductions and related actions.

     1.20     Application of Funds

     The proceeds received by the Company from the sale of Common Stock pursuant to options granted under the Plan will be used for general corporate purposes.

     1.21     Governmental Regulation

     The Company's obligation to sell and deliver shares of the Company's Common Stock under this Plan is subject to the approval of any governmental authority required in connection with the authorization, issuance or sale of such Common Stock.

     1.22     Withholding of Additional Federal Income Tax

     In accordance with Section 3402(a) of the Code and the regulations and rulings promulgated thereunder, the Company will withhold from the wages of participating employees, in all payroll periods following and in the same calendar year as the date on which compensation is deemed received by the employee, additional income taxes in respect of amounts deemed compensation to be included as includible gross income reported by the employee.

     1.23     Approval of Stockholders

     The Plan shall not take effect until approved by the holders of a majority of the outstanding shares of Common Stock of the Company, which approval must occur within the period beginning twelve (12) months before and ending twelve
(12) months after the date the Plan is adopted by the Board of Directors.

Exhibit 5.1
                              Dorsey & Whitney LLP
                                U.S. Bank Centre
                          1420 Fifth Avenue, Suite 3400
                                Seattle, WA 98101
                            Telephone (206) 903-8800
                               Fax (206) 903-8820
                                 www.dorsey.com


July 29, 2003


Data I/O Corporation
10525 Willows Road N.E.
Redmond, Washington 98052



                  Re:      Registration Statement on Form S-8

Ladies and Gentlemen:

     We have acted as counsel to Data I/O Corporation, a Washington corporation (the "Company"), in connection with a Registration Statement on Form S-8 (the "Registration Statement") relating to the sale by the Company of up to an additional 300,000 shares of the Company's common stock, without par value per share (the "Shares"), pursuant to the Data I/O Corporation 1982 Employee Stock Purchase Plan, as amended (the "Plan").

     We have examined such documents and have reviewed such questions of law as we have considered necessary and appropriate for the purposes of the opinions set forth below.

     In rendering our opinions set forth below, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies. We have also assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto other than the Company, that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements or instruments are the valid, binding and enforceable obligations of such parties. As to questions of fact material to our opinions, we have relied upon certificates of officers of the Company and of public officials.

     Based on the foregoing, we are of the opinion that the Shares have been duly authorized and, upon issuance, delivery and payment therefor in accordance with the terms of the Plan, will be validly issued, fully paid and nonassessable.

     Our opinions expressed above are limited to the laws of the State of Washington.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very Truly Yours,

/s/ Dorsey & Whitney LLP

Exhibit 23.1


               Consent of Independent Certified Public Accountants


We have issued our report dated February 3, 2003, accompanying the consolidated financial statements and schedule incorporated by reference in the Annual Report of Data I/O Corporation on Form 10-K for the year ended December 31, 2002. We hereby consent to the incorporation by reference of said report in this Registration Statement of Data I/O Corporation on Form S-8 (File No. 333-20657, No. 33-26472, No. 33-42010, No. 33-66824, No. 33-95608, and No. 333-81986)
pertaining to the Company's 1982 Employee Stock Purchase Plan.

/s/GRANT THORNTON LLP

Seattle, Washington
July 31, 2003